Exhibit 99.15

The “Shell” Transport and Trading Company, p.l.c.

Court Meeting – blue admission form

Ordinary Shareholders

How to get to ExCeL, 1 Western Gateway,
Royal Victoria Dock, London E16 1XL

1. ExCeL is served by the Docklands Light Railway (DLR) with Custom House being the nearest station. The DLR connects to the main underground lines at Canning Town, Tower Hill and Bank. City Airport is 5 minutes away by car.

2. Investors attending the Court Meeting are requested to bring this admission form with them.

3. In the interests of security, electrical equipment and cameras will not be permitted in the Court Meeting.

4. There will be an induction loop system for investors with hearing difficulties. Investors in wheelchairs should contact a member of staff on arrival. Anyone accompanying an investor in need of assistance will be admitted to the Court Meeting.

The “Shell” Transport and Trading Company, p.l.c.

In the High Court of Justice
Chancery Division, Companies Court
In the Matter of The “Shell” Transport and Trading Company, p.l.c.

-and-

In the Matter of the Companies Act 1985
No. 2983 of 2005

Blue form of proxy for use by holders of ordinary shares at the Court Meeting of the Company convened for June 28, 2005

Reference Number	Card ID	Account Number

You may submit your proxy appointment electronically at www.sharevote.co.uk using the above numbers.

Please read the notes overleaf before filling in this form. Fill in this form using black ink.

Completion of this form will not preclude you from attending and voting at the Court Meeting.

By filling in and returning this form, I/we appoint (see note 3 overleaf)

(Insert the proxy’s name in BLOCK CAPITALS – Do not insert your own name(s)) or the Chairman of the Court Meeting (in which case leave the line above blank)

as my/our proxy to attend and vote on my/our behalf at the Court Meeting of the Company or any adjourned meeting. The Court Meeting will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL on June 28, 2005 at 12.00 noon or after the preceding annual general meeting of the Company has been concluded or adjourned. The Court Meeting is to be held to consider and, if thought fit, to approve (with or without any changes as my/our proxy may approve) the proposed scheme of arrangement referred to in the Notice convening the Court Meeting.

At the Court Meeting (or any adjourned meeting) my/our proxy is to vote on my/our behalf for or against the proposed scheme of arrangement (either with or without any changes) as indicated by my signature in the appropriate box below.

Signature (any one of the joint shareholders may sign):

FOR the scheme

AGAINST the scheme

Your proxy may vote or abstain from voting as he or she sees fit in connection with any changes to the Scheme or any other business that may properly come before the Court Meeting.

Please mark this box if signing on behalf of the shareholder under a power of attorney or as a duly authorised officer of a corporation (see note 5 overleaf).

Date

2005

Notes on filling in your form of proxy

1. As a holder of ordinary shares in The “Shell” Transport and Trading Company, p.l.c., you have the right to go to, speak at and vote at the Court Meeting. If you cannot or do not want to go to the meeting, but still want to vote, you can appoint someone to go to the meeting and vote instead of you. That person is known as a “proxy”. You can use this form to appoint the Chairman of the meeting or someone else as your proxy. A proxy may only vote on a poll (not on a show of hands).

2. Your proxy does not have to be a shareholder of The “Shell” Transport and Trading Company, p.l.c. However, if your proxy is not a shareholder, he or she is not entitled to speak at the meeting unless the Chairman allows them to speak.

3. If you want to appoint the Chairman as your proxy, leave the space overleaf blank. If you want to appoint someone other than the Chairman as your proxy, give that person’s name in the space overleaf and cross out the words “or the Chairman of the Court Meeting”. A proxy must attend the meeting in person to represent you. If neither you nor your proxy attend the meeting no votes will be cast in respect of your ordinary shares.

4. In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of the joint holding.

5. If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company’s seal or be signed on its behalf by an officer, attorney or other person authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6. Your form is already printed with the reply-paid address on the reverse. Simply complete the form and tear off the return section and put the form in the post. For those shareholders who prefer, the form may be returned in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex, BN99 6AB England. A postage stamp is not required if posted in the United Kingdom. Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate).

     It is requested that proxy forms be received by Lloyds TSB Registrars not less than 48 hours before the time fixed for the Court Meeting, or (as the case may be) the adjourned meeting. If they are not so lodged they may be handed in at the shareholder registration desk at the meeting prior to the vote being taken. Please note that this facility does not exist for the pink proxy form for the Extraordinary General Meeting.

     We cannot accept forms of proxy returned by fax.

7. Entitlement to attend and vote at the meeting or at any adjourned meeting and the number of votes you can cast, will be determined by reference to the shareholder register of members at 6pm on June 26, 2005 or, if the meeting is adjourned, 6pm on the day two days immediately preceding the date fixed for such adjourned meeting.

8. If you submit a form of proxy, you can still go to the meeting and vote.

9. If we receive more than one form of proxy from the same shareholder, we will accept the last one.

10. If you make any alterations on this form, you must put your initials next to them.

11. If you have any questions about how to fill in this form, please telephone the shareholder helpline on Freephone 0800 169 1679 (or +44 1903 276 323 if you are calling from outside the UK) Monday to Friday, 8.30am to 5.30pm (UKtime).

12. If you wish to register your proxy appointment electronically, you may do so at www.sharevote.co.uk. Full details of the procedure are given on that website. The electronic proxy appointment must be received by Lloyds TSB Registrars not later than 12 noon on June 26, 2005 or (as the case may be) at least 48 hours before any adjourned meeting. You will need the Reference Number, Card ID and Account Number shown overleaf.

RESPONSE LICENCE No.
SEA 7137

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6AB

The “Shell” Transport and Trading Company, p.l.c.

Extraordinary General Meeting – pink admission form

Ordinary Shareholders

How to get to ExCeL, 1 Western Gateway,
Royal Victoria Dock, London E16 1XL

1. ExCeL is served by the Docklands Light Railway (DLR) with Custom House being the nearest station. The DLR connects to the main underground lines at Canning Town, Tower Hill and Bank. City Airport is 5 minutes away by car.

2. Investors attending the Extraordinary General Meeting are requested to bring this admission form with them.

3. In the interests of security, electrical equipment and cameras will not be permitted in the Extraordinary General Meeting.

4. There will be an induction loop system for investors with hearing difficulties. Investors in wheelchairs should contact a member of staff on arrival. Anyone accompanying an investor in need of assistance will be admitted to the Extraordinary General Meeting.

The “Shell” Transport and Trading Company, p.l.c.

Pink form of proxy for use by holders of ordinary shares at the Extraordinary General Meeting of the Company convened for June 28, 2005

Reference Number	Card ID	Account Number

You may submit your proxy appointment electronically at www.sharevote.co.uk using the above numbers.

Please read the notes overleaf before filling in this form. Fill in this form using black ink.

Completion of this form will not preclude you from attending and voting at the Extraordinary General Meeting.

By filling in and returning this form, I/we appoint (see note 3 overleaf)

(Insert the proxy’s name in BLOCK CAPITALS – Do not insert your own name(s)) or the Chairman of the Extraordinary General Meeting (in which case leave the line above blank)

as my/our proxy to attend and vote on my/our behalf at the Extraordinary General Meeting of the Company or any adjourned meeting. The Extraordinary General Meeting will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL on June 28, 2005 at 12.10 pm, or after the preceding Court Meeting has been concluded or adjourned. Your proxy will vote on your behalf on the Special Resolutions referred to in the Notice of Extraordinary General Meeting dated May 19, 2005 as indicated by you.

Please indicate your instruction to your proxy by marking the appropriate box in black ink like this:

Please mark this box if signing on behalf of the shareholder under a power of attorney or as a duly authorised officer of a corporation (see note 5 overleaf).

Vote
Special Resolutions	For	Against	Withheld
1. Cancellation of the First Preference Shares

2. Cancellation of the Second Preference Shares

3. Scheme of Arrangement

Signature

Date

2005

If you do not indicate how you would like your proxy to vote, he or she may vote or abstain from voting on the Special Resolutions as he or she thinks fit.

Your proxy may vote or abstain from voting on a resolution as he or she sees fit in connection with any changes to the Scheme or any other business that may properly come before the Extraordinary General Meeting.

Notes on filling in your form of proxy

1. As a holder of ordinary shares in The “Shell” Transport and Trading Company, p.l.c., you have the right to go to, speak at and vote at the Extraordinary General Meeting. If you cannot or do not want to go to the meeting, but still want to vote, you can appoint someone to go to the meeting and vote instead of you. That person is known as a “proxy”. You can use this form to appoint the Chairman of the meeting or someone else as your proxy. A proxy may only vote on a poll (not on a show of hands).

2. Your proxy does not have to be a shareholder of The “Shell” Transport and Trading Company, p.l.c. However, if your proxy is not a shareholder, he or she is not entitled to speak at the meeting unless the Chairman allows them to speak.

3. If you want to appoint the Chairman as your proxy, leave the space overleaf blank. If you want to appoint someone other than the Chairman as your proxy, give that person’s name in the space overleaf and cross out the words ‘or the Chairman of the Extraordinary General Meeting’. A proxy must attend the meeting in person to represent you. If neither you nor your proxy attend the meeting no votes will be cast in respect of your ordinary shares.

4. In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of the joint holding.

5. If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company’s seal or be signed on its behalf by an officer, attorney or other person authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6. For the proxy named in this form to act for you, your completed form must be received by Lloyds TSB Registrars by 12.10pm on June 26, 2005, or (as the case may be) at least 48 hours before any adjourned meeting.

     Your form is already printed with the reply-paid address on the reverse. Simply complete the form, tear off the return section and put the form in the post. For those shareholders who prefer, the form may be returned in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex, BN99 6AG England. A postage stamp is not required if posted in the United Kingdom. Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate).

     If your form arrives late, it will not be valid and will not replace any earlier form of proxy we have received. We cannot accept forms of proxy returned by fax.

7. Entitlement to attend and vote at the meeting or at any adjourned meeting and the number of votes you can cast, will be determined by reference to the shareholder register of members at 6pm on June 26, 2005 or, if the meeting is adjourned, 6pm on the day two days immediately preceding the date fixed for such adjourned meeting.

8. If you send a form of proxy, you can still go to the meeting and vote.

9. If we receive more than one form of proxy from the same shareholder, we will accept the last one.

10. If you make any alterations on this form, you must put your initials next to them.

11. If you have any questions about how to fill in this form, please telephone the shareholder helpline on Freephone 0800 169 1679 (or +44 1903 276 323 if you are calling from outside the UK) Monday to Friday, 8.30am to 5.30pm (UKtime).

12. If you wish to register your proxy appointment electronically, you may do so at www.sharevote.co.uk. Full details of the procedure are given on that website. The electronic proxy appointment must be received by Lloyds TSB Registrars not later than 6pm on June 26, 2005 or (as the case may be) at least 48 hours before any adjourned meeting. You will need the Reference Number, Card ID and Account Number shown overleaf.

RESPONSE LICENCE No.
SEA 7140

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6AG